BACARDI LIMITED

02 OCT -3 AM 9:14

82-4992

SUPPL

02055118

VIA COURIER

September 25, 2002

OFFICE OF THE SECRETARY
RECEIVED
SEP 26 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division Of Corporation Finance
450 Fifth Street, NW
Washington, DC 20001

Attn: Margaret H. McFarland
Deputy Secretary

Dear Madam,

Re: Bacardi Limited
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act 1934

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

P

On behalf of Bacardi Limited, I am transmitting for submission to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, a letter dated September 17, 2002, that was sent by Bacardi Limited to to all of its shareholders.

Please acknowledge receipt of this submission by date-stamping the additional copy of this letter which is enclosed and return it to me in the enclosed self-addressed, courier package.

Sincerely,

Michael Maguire

Michael Maguire

dlw 10/3

Enc.

P. O. BOX HM 720, HAMILTON HM CX, BERMUDA TEL: (441) 295-4345 FAX: (441) 292-0562

BACARDI LIMITED

RUBEN RODRIGUEZ
CHAIRMAN OF THE BOARD, PRESIDENT AND CEO

Bermuda, September 17, 2002

Dear Shareholder:

At the last Annual General Meeting of Shareholders held in Bermuda in June of this year, I initially reviewed with you a proposal for the approval of an increase in the capital of the company in order to provide Bacardi Limited the financial flexibility required to continue its growth trend in a highly competitive environment that has resulted from the continued rapid consolidation of the industry and the dramatic changes in the world economy. This needed flexibility may take the form of an exchange of new shares with a potential partner, a public offering or a combination of both. A public offering will also provide all shareholders with added liquidity at a fair market price.

The Board of Directors has established a special committee of the Board with representation from all branches of the family to review and recommend to the Board the numerous steps needed in order to present to the shareholders a complete proposal for review and eventual vote in accordance with the Company's Bye-Laws.

We received excellent feedback from many of you at the Bermuda AGM held in June and in response to these suggestions and recommendations, the Board of Directors at its September meeting held in Turin, Italy reviewed the first report of the Committee and voted and passed, with a significant majority, a number of resolutions related to the nominating process of Directors, the election process of Directors, the authorization and issuance process of new shares and other relevant issues directed at a public offering. It is the intention of the Board to present this package to the shareholders for review and consideration in Miami around the 18th of December. You will be provided with full details and information as the date gets closer. I sincerely hope that you will be able to attend this important informational meeting.

In the meantime, Bacardi Limited continues to perform well in spite of adverse economic conditions and financial limitations that have been imposed reflecting the world's economic recession. The management team is totally and enthusiastically dedicated to continue to maximize shareholder value.

Should you have any questions or suggestions please feel free to contact any member of the Board of Directors.

Respectfully,

OFFICE OF THE SECRETARY
RECEIVED
SEP 26 2002

Ruben Rodriguez

65 PITT'S BAY ROAD, P.O. BOX HM 720, HAMILTON HM CX, BERMUDA
TELEPHONE: (441) 298-1021 TELEFAX: (441) 295-4731 E-MAIL: rrodriguez@bacardi.com